Midwest Marketing Director Participates in National IBEW Conference

HIT Midwest Marketing Director Paul Sommers was on hand for the 2009 Membership Development Conference of the International Brotherhood of Electrical Workers (IBEW) in Las Vegas this month.  Attended by over 1,000 delegates from around the country, the theme of this year’s conference was “Grab the Future,” with an emphasis on ways to grow IBEW membership. Featured speakers included IBEW International President Edwin D. Hill, a former trustee of the HIT, and current HIT trustee Lindell K. Lee, IBEW International Secretary-Treasurer.

“The IBEW has always been a strong supporter of the HIT, and I was very happy to take part in the conference,” said Sommers, adding that the IBEW currently has 91 funds participating in the HIT, more than any other international union.  “It gave me an opportunity to discuss how an HIT investment can benefit IBEW members and their pension plans.”